[redacted]

09042078

Ƴ/.a . 9/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 24 2009
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vista Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9400 N. Central Expressway, Suite 1625
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, Robert G. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public 8/20/09

JULIE SPRIGGINS
Notary Public, State of Texas
My Commission Expires
March 17, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISTA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2009

VISTA SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Vista Securities, Inc.

We have audited the accompanying statement of financial condition of Vista Securities, Inc. as of June 30, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 12, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

VISTA SECURITIES, INC.
Statement of Financial Condition
June 30, 2009

ASSETS

Cash	$ 917
Receivable from brokers-dealers and clearing organizations	549,379
Securities owned	1,011,620
Property and equipment net of accumulated depreciation of $17,959	2,156
Other assets	5,853
	$ 1,569,925

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 8,906
Payable to brokers-dealers and clearing organizations	970,384
Bonus payable	6,000
State income tax payable	4,300
Shareholder's loan payable	100,000
	1,089,590
Liabilities subordinated to claims of general creditors – related party	325,000
	1,414,590
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	120,100
Retained earnings	34,235
Total stockholder's equity	155,335
	$ 1,569,925

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2009

Revenues	
Gains or losses on firm securities trading accounts	$ 2,304,574
Interest income	144,481
Other income	301
	2,449,356
Expenses	
Commissions and clearance paid to other brokers	135,934
Employee compensation and benefits	2,053,280
Communications	54,018
Occupancy and equipment costs	27,795
Promotional costs	10,325
Interest expense	98,945
Regulatory fees and expenses	3,500
Other expenses	24,766
	2,408,563
Income before income taxes	40,793
Provision for state income taxes	(5,896)
Net income	$ 34,897

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at June 30, 2008	$ 1,000	$ 20,100	$ 124,338	$ 145,438
Dividends paid	--	--	(125,000)	(125,000)
Contributions	--	100,000	--	100,000
Net income	--	--	34,897	34,897
Balances at June 30, 2009	$ 1,000	$ 120,100	$ 34,235	$ 155,335

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2009

Balance, at June 30, 2008	$ 300,000
Increases	125,000
Decreases	(100,000)
Balance, at June 30, 2009	$ 325,000

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flows from operating activities	
Net income	$ 34,897
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,125
Change in assets and liabilities	
Increase in receivable from brokers-dealers and clearing organizations	(146,745)
Decrease in securities owned	284,648
Increase in other assets	(3,360)
Decrease in payable to brokers-dealers and clearing organizations	(278,552)
Increase in bonus payable	6,000
Increase in accounts payable	3,906
Decrease in bonus payable-related party	(600)
Net cash provided (used) by operating activities	(98,681)
Cash flows from investing activities	
Property and equipment purchases	(939)
Net cash provided (used) by investing activities	(939)
Cash flows from financing activities	
Dividends paid	(125,000)
Increase in shareholders loans payable	100,000
Increase in liabilities subordinated to claims of general creditors – related party	125,000
Net cash provided (used) by financing activities	100,000
Net increase in cash	380
Cash at beginning of year	537
Cash at end of year	$ 917

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2009

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ 144,481
Income taxes	$ -0-

Supplemental schedule of non cash transactions

During the year ended June 30, 2009 the Company converted a $100,000 subordinated loan payable to stockholders that matured on March 31, 2009 to additional paid in capital.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Vista Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation. Substantially all of the Company's revenues are derived from the trading of debt securities for its own account.

Purchases and sales of securities and commission revenue and expense are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase/decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain income and expenses included in the determination of net income are non-deductible or non-taxable for tax reporting purposes.

Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

Fair Value Measurements

Effective July 1, 2008, the Company adopted Statement No. 157, *Fair Value Measurements,* which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of investments is deemed to be a Level 1 investment.

Note 1 - Summary of Significant Accounting Policies, continued

Investment Securities

The fair value of investment securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. If listed prices or quotes are not available, fair value is based upon externally developed models that use unobservable inputs due to the limited market activity of the instrument.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2009, the Company had net capital of approximately $391,935 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .3 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 20,115	$ (17,959)	$ 2,156

Depreciation expense for the period ended June 30, 2009 was $1,125 and is shown in occupancy and equipment costs.

Note 5 - Shareholder's Loan Payable

The Company has a loan from its sole Shareholder that earns interest at 4% and matures on September 8, 2009.

Note 6 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at June 30, 2009 are as follows:

Subordinated note to stockholder – 4%, due December 31, 2011	$ 125,000
Subordinated note to stockholder – 4%, due June 30, 2011	100,000
Subordinated note to stockholder – 4% due January 31, 2011	100,000
	$ 325,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid and accrued to the related party was $14,317 for the year ended June 30, 2009.

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payment under the leases at June 30, 2009 are as follows:

Year Ending June 30,	
2010	$ 14,008
2011	14,420
2012	1,205
	$ 29,633

Rental expense for the year ended June 30, 2009 was $19,615 and is reflected in occupancy and equipment costs.

Note 8 - Federal Income Taxes

At June 30, 2009, the Company has net operating losses of approximately $20,271 which would be carried forward to offset against future taxable income. This net operating loss carryforward would expire as follows:

Year Ending June 30,	
2026	$ 11,524
2029	8,747
	$ 20,271

The tax benefit from the net operating loss carryforward of $20,271 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset June 30, 2008	Current Period Changes	Deferred Tax Asset June 30, 2009
Federal	$ 1,729	$ 1,311	$ 3,040
Valuation allowance	(1,729)	(1,311)	(3,040)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning July 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to

Note 8 - Federal Income Taxes, continued

income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events", the Company has reviewed events that have occurred after June 30, 2009 through August 12, 2009, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2009

Schedule I

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 155,335
Add:		
Liabilities subordinated to claims of general creditors		325,000
Total capital and allowable subordinated liabilities		480,335
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 2,156	
Other assets	5,853	(8,009)
Net capital before haircuts on securities positions		472,326
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	63,317	
Other securities	17,074	(80,391)
Net capital		$ 391,935

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition

Accounts payable	$ 8,906
Bonus payable	6,000
State income tax payable	4,300
Shareholder loan payable	100,000
Total aggregate indebtedness	$ 119,206

Schedule I (continued)

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 7,951
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 291,935
Excess net capital at 1000%	$ 380,014
Ratio: Aggregate indebtedness to net capital	.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

VISTA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Vista Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Vista Securities, Inc. (the "Company"), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 12, 2009

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Vista Securities, Inc.

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Vista Securities, Inc. for the year ended June 30, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year July 1, 2008 to June 30, 2009, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Vista Securities, Inc. taken as a whole.

CF & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
August 12, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051025 FINRA JUN
VISTA SECURITIES INC
9400 N CENTRAL EXPY STE 1625
DALLAS TX 75231-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Hughes 214-891-1666

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1135

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

~~12-31-2008~~ 1-1-09
Date Paid

C. Assessment balance due 985

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 985

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 985

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby ~~that all information contained herein is true, correct~~ and complete.

Vista Securities, INC
(Name of Corporation, Partnership or other organization)

Robert G. Hughes
(Authorized Signature)

CFO
(Title)

Dated the 10 day of August, 20 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 6/30/[illegible] 2009
Eliminate cents

m No.

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 511,334

Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 35,196

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 22,111

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 22,111

Total deductions 57,307

d. SIPC Net Operating Revenues $ 454,027

e. General Assessment @ .0025 $ 1135.00

(to page 1 but not less than $150 minimum)

VISTA SECURITIES, INC.

June 30, 2009

Report Pursuant to Rule 17a-5(d)

C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS